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                              February 4, 2022

       Marina Konstantinova
       Chief Executive Officer
       Orion Bliss Corp.
       Ashdod
       Kalonite 9-57
       Israel
       7724233

                                                        Re: Orion Bliss Corp.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed January 28,
2022
                                                            File No. 333-257326

       Dear Ms. Konstantinova:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 6 to Registration Statement on Form S-1

       Risk Factors
       Investors cannot withdraw funds once their subscription agreements are accepted by the company, page 9

   1. We note your revisions in response to prior comment 1 where you have revised the risk factor on page 4 titled
"Risk factor associated with having escrow account, trust or bank account" to remove
references to a corporate bank account and we reissue our comment in part. Your cover page
indicates that you will set up either an escrow account or a trust account to receive the
proceeds of this offering and you also indicated that you will update
 Marina Konstantinova
Orion Bliss Corp.
February 4, 2022
Page 2
      the prospectus to disclose which account is established and the terms and to file the contract as an exhibit. If that is the case, please revise this risk factor here on page 9 as well as your risk factor on page 4 titled "Risk factor associated with having escrow account, trust or bank account" to remove all references to the funds being place in a bank account or a corporate bank account.
Description of our business
Agreement with our supplier, page 20

2. We note your revisions on page 20 in response to prior comment 2 and reissue the comment in part. Please revise to expand your summary in this section of the material terms of the contract with your supplier, Red Hot Products Ltd. It is not clear from the terms of the agreement that you have filed as Exhibit 10.3 or your current disclosure that you have agreed to buy any Milk_shake products from the supplier and the supplier has committed to sell any Milk_shake products to you. To the extent that there
      are no specific commitments for you to purchase products or for Red Hot Products to sell products to you, please clarify the absence of such commitments in your disclosure. We also note your disclosure on page 4 that you will be purchasing products directly from the developer, yet you have revised your disclosure here to state that you will be purchasing from the distributor Red Hot Products Ltd. Please revise to clarify this discrepancy in the disclosure or advise.
        You may contact Li Xiao at (202) 551-4391 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jessica Ansart at (202) 551-4511 or Suzanne Hayes at (202) 551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameMarina Konstantinova
                                                            Division of
Corporation Finance
Comapany NameOrion Bliss Corp.
                                                            Office of Life
Sciences
February 4, 2022 Page 2
cc:       Mont E. Tanner, Esq.
FirstName LastName